Exhibit 99.1

PainReform Completes Enrollment in the Second Part
of its Phase 3 Bunionectomy Trial for PRF-110

Top line data to be reported in the second half of 2024

Tel Aviv, Israel – June 26, 2024 – PainReform Ltd. (Nasdaq: PRFX) ("PainReform" or the "Company"), a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today announced a major milestone on the way to registration - the successful completion of patient enrollment in its Phase 3 clinical trial for PRF-110, a novel analgesic drug candidate designed for the treatment of post-operative pain. In total, 428 patients have been enrolled at eight clinical sites across the U.S. As the study pain score is being tracked for 72 hours, the end of enrollment is generally the end of the clinical part of the study.

The Phase 3 trial, a randomized, double-blind, placebo-controlled study, is designed to evaluate the efficacy and safety of PRF-110 in patients undergoing bunionectomy, a common outpatient surgical procedure. Completion of enrollment in this trial marks a significant milestone in the development of PRF-110 and brings the Company closer to potentially offering a new, non-opioid pain management solution to patients and healthcare providers. This innovative drug candidate leverages a patented, oil-based, extended-release formulation of the well-established local anesthetic, ropivacaine, to provide effective and prolonged pain relief.

The Company anticipates reporting top-line results from the Phase 3 trial in the second half of 2024, which will further inform the regulatory submission process and potential commercialization plans.

"Completing enrollment in the second part of our Phase 3 trial for PRF-110 is a major achievement for PainReform," said Dr. Ehud Geller, Executive Chairman of Pain Reform. "We remain highly encouraged by the outlook for PRF-110, based on our clinical trial results thus far, including our Phase 2 trial results and the first part of our Phase 3 trial. With the opioid crisis continuing to affect millions worldwide, there is an urgent need for effective pain management alternatives that do not carry the risks associated with systemic opioids. PRF-110 is poised to be a game-changer and we remain highly confident PRF-110 has the potential to fill a critical gap in healthcare and significantly improve the quality of post-operative care."

The trial's primary endpoint is to demonstrate a significant reduction in post-operative pain intensity compared to placebo over the first 72 hours after surgery. Secondary endpoints include reduction in post-operative pain intensity compared to Naropin (ropivacaine), evaluating the total consumption of rescue analgesics and the overall safety and tolerability of PRF-110.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company's lead product is based on the local anesthetic ropivacaine, targeting the postoperative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended postoperative analgesia. The Company's proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about our expectations, beliefs and intentions including with respect to objectives, plans and strategies and expected timing of results. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern,  our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war between Israel and Hamas. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com
egeller@medicavp.com